================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of
     1934
     (NO FEE REQUIRED)

                For the fiscal year ended September 30, 1998.

                                      OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     (NO FEE REQUIRED)

              For the period from _____________ to _______________

                          Commission file number 0-9514

A. Full title of the plan and the address of the plan, if different from that of issuer named below:

                           ANDREW PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its executive office:

                              ANDREW CORPORATION
              10500 W. 153RD STREET, ORLAND PARK, ILLINOIS 60462
            (Address of principal executive offices and zip code)

                                (708) 349-3300
             (Registrant's telephone number, including area code)


================================================================================

                              Financial Statements
                           and Supplemental Schedules

                           Andrew Profit Sharing Plan

                    Years ended September 30, 1998 and 1997
                      with Report of Independent Auditors

                      Employer Identification #36-2092797
                                   Plan #001

                           Andrew Profit Sharing Plan

                              Financial Statements
                           and Supplemental Schedules


                     Years ended September 30, 1998 and 1997




                                    CONTENTS

Report of Independent Auditors.............................................  1

Financial Statements

Statements of Net Assets Available for Benefits,
  With Fund Information................................. ..................  2
Statements of Changes in Net Assets Available for Benefits,
  With Fund Information....................................................  4
Notes to Financial Statements..............................................  6

Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes................  13
Line 27d - Schedule of Reportable Transactions............................  14

                         Report of Independent Auditors

Trustees
Andrew Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Andrew Profit Sharing Plan as of September 30, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at September 30, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of September 30, 1998, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



Chicago, IL
February 24, 1999

                                                                EIN 36-2092797
                                                                     Plan #001

                           Andrew Profit Sharing Plan

                      Statement of Net Assets Available for
                         Benefits, With Fund Information

                               September 30, 1998

                                                                            FUND INFORMATION
                                    ---------------------------------------------------------------------------------------------

                                        BENHAM           PIMCO           PIMCO           ACI            ACI            ACI
                                        STABLE           TOTAL          MID-CAP        EQUITY        INCOME &     INTERNATIONAL
                                         ASSET          RETURN          GROWTH         INCOME         GROWTH         GROWTH
                                         FUND            FUND            FUND           FUND           FUND           FUND
                                    ---------------------------------------------------------------------------------------------
ASSETS
Receivables:
   Andrew Corporation and
     subsidiaries contributions       $  1,162,228     $   281,861     $   748,671    $   665,738   $  1,566,073   $   429,392

   Accrued income                          157,310               -               -              -              -             -
Investments, at fair value:
   Andrew Corporation common stock
                                                 -               -               -              -              -             -
   Mutual funds                                  -       8,528,300       9,165,854      9,651,235     22,128,262     5,176,720
   Money market funds                   26,924,384               -               -              -              -             -
   Loans to participants                         -               -               -              -              -             -
                                    ---------------------------------------------------------------------------------------------
                                        26,924,384       8,528,300       9,165,854      9,651,235     22,128,262     5,176,720
                                    ---------------------------------------------------------------------------------------------
Total assets                            28,243,922       8,810,161       9,914,525     10,316,973     23,694,335     5,606,112

LIABILITIES
Refunds to participants                  1,319,366               -               -              -              -             -
                                    ---------------------------------------------------------------------------------------------
Total liabilities                        1,319,366               -               -              -              -             -
                                    ---------------------------------------------------------------------------------------------
Net assets available for benefits      $26,924,556      $8,810,161     $ 9,914,525    $10,316,973   $ 23,694,335   $ 5,606,112
                                    =============================================================================================


                                                                           FUND INFORMATION
                                    ---------------------------------------------------------------------------------------------
                                                                                     ANDREW CORPORATION
                                      BARCLAYS                                           STOCK FUND             FIDELITY
                                                                                ------------------------------
                                       EQUITY       J.P. MORGAN    J.P. MORGAN       NON-                        EQUITY
                                        INDEX      US SMALL CO.    DIVERSIFIED    PARTICIPANT   PARTICIPANT      INCOME
                                        FUND           FUND           FUND         DIRECTED       DIRECTED        FUND
                                    ---------------------------------------------------------------------------------------------
ASSETS
Receivables:
   Andrew Corporation and
     subsidiaries contributions        $   818,922   $   498,409    $   571,552    $  5,815,986  $    374,705   $   334,820

   Accrued income                                -            -              -               -              -             -
Investments, at fair value:
   Andrew Corporation common stock
                                                 -            -              -      31,230,087     11,219,926            -
   Mutual funds                         11,028,770    4,337,103      8,109,635               -              -    10,123,462
   Money market funds                            -            -              -               -              -             -
   Loans to participants                         -            -              -                              -             -
                                    ---------------------------------------------------------------------------------------------
                                        11,028,770    4,337,103      8,109,635      31,230,087     11,219,926    10,123,462
                                    ---------------------------------------------------------------------------------------------
Total assets                            11,847,692    4,835,512      8,681,187      37,046,073     11,594,631    10,458,282

LIABILITIES
Refunds to participants                          -            -              -               -              -             -
                                    ---------------------------------------------------------------------------------------------
Total liabilities                                -            -              -               -              -             -
                                    ---------------------------------------------------------------------------------------------
Net assets available for benefits      $11,847,692   $4,835,512     $8,681,187     $37,046,073   $ 11,594,631   $10,458,282
                                    =============================================================================================


                                                          FUND INFORMATION
                                    -------------------------------------------------------------

                                        FIDELITY       FIDELITY
                                        PURITAN       MAGELLAN         LOAN
                                         FUND           FUND           FUND           TOTAL
                                    -------------------------------------------------------------
ASSETS
Receivables:
   Andrew Corporation and
     subsidiaries contributions        $   175,347    $   520,153    $         -   $ 13,963,857
                                                                               -
   Accrued income                               -               -              -        157,310
Investments, at fair value:
   Andrew Corporation common stock
                                                -               -              -     42,450,013
   Mutual funds                         8,302,167      13,616,685              -    110,168,193
   Money market funds                           -               -              -     26,924,384
   Loans to participants                        -               -     11,778,856     11,778,856
                                    -------------------------------------------------------------
                                        8,302,167      13,616,685     11,778,856    191,321,446
                                    -------------------------------------------------------------
Total assets                            8,477,514      14,136,838     11,778,856    205,442,613

LIABILITIES
Refunds to participants                         -               -              -      1,319,366
                                    -------------------------------------------------------------
Total liabilities                               -               -              -              -
                                    -------------------------------------------------------------
Net assets available for benefits      $8,477,514     $14,136,838    $11,778,856   $204,123,247
                                    =============================================================

See notes to financial statements.
                                                                              2

                                                                EIN 36-2092797
                                                                     Plan #001

                           Andrew Profit Sharing Plan

     Statement of Net Assets Available for Benefits, With Fund Information

                               September 30, 1997

                                                                            FUND INFORMATION
                                    -----------------------------------------------------------------------------------------

                                                          FIDELITY                                            FIDELITY
                                       COLLECTIVE          EQUITY          FIDELITY          FIDELITY       INTERMEDIATE
                                          TRUST            INCOME           PURITAN          MAGELLAN           BOND
                                          FUND              FUND             FUND              FUND             FUND
                                    -----------------------------------------------------------------------------------------
ASSETS
Cash                                $       107,521      $         -        $        -      $         -        $        -
Receivables:
   Andrew Corporation and
     subsidiaries contributions          10,698,797                -                 -                -                 -
   Participant contributions                890,470                -                 -                -                 -
   Accrued interest and dividends           327,969                -                 -                -                 -

                                     ----------------------------------------------------------------------------------------
                                        11,917,236                -                 -                -                 -

Investments, at fair value:
   Andrew Corporation common stock      129,425,539                -                 -                -                 -
   Common trust funds                    66,774,356                -                 -                -                 -
   Mutual funds                                   -       10,076,837         6,715,652       11,493,567         2,488,307
   Money market funds                     1,065,097                -                 -                -                 -
   Loans to participants                    414,341                -                 -                -                 -
                                    -----------------------------------------------------------------------------------------
                                        197,679,333       10,076,837         6,715,652       11,493,567         2,488,307
                                    -----------------------------------------------------------------------------------------
Total assets                            209,704,090       10,076,837         6,715,652       11,493,567         2,488,307

LIABILITIES
Refunds to participants                     369,117                -                 -                -                 -
Accounts payable                            125,156                -                 -                -                 -
Forfeitures held                            285,854                -                 -                -                 -
                                    -----------------------------------------------------------------------------------------
Total liabilities                           780,127                -                 -                -                 -
                                    -----------------------------------------------------------------------------------------
Net assets available for benefits   $   208,923,963      $10,076,837        $6,715,652      $11,493,567        $2,488,307
                                    =========================================================================================

                                                                          FUND INFORMATION
                                    -----------------------------------------------------------------------------------------
                                                                    FIDELITY
                                     FIDELITY        FIDELITY      RETIREMENT       FIDELITY
                                    RETIREMENT        ASSET        GOVERNMENT       MANAGED
                                      GROWTH         MANAGER      MONEY MARKET       INCOME         LOAN
                                       FUND            FUND           FUND            FUND          FUND           TOTAL
                                    -----------------------------------------------------------------------------------------

ASSETS
Cash                                $        -     $        -      $        -      $        -    $         -    $    107,521
Receivables:
   Andrew Corporation and
     subsidiaries contributions              -              -               -               -              -      10,698,797
   Participant contributions                 -              -               -               -              -         890,470
   Accrued interest and dividends            -              -               -               -              -         327,969
                                    -----------------------------------------------------------------------------------------

                                             -              -               -               -              -      11,917,236

Investments, at fair value:
   Andrew Corporation common stock
                                             -              -               -               -              -     129,425,539
   Common trust funds                        -              -               -               -              -      66,774,356
   Mutual funds                      4,389,937      2,249,041               -       2,939,423              -      40,352,764
   Money market funds                        -              -       4,719,046               -              -       5,784,143
   Loans to participants                     -              -               -               -     12,068,273      12,482,614
                                  -------------------------------------------------------------------------------------------
                                     4,389,937      2,249,041       4,719,046       2,939,423     12,068,273     254,819,416
                                  -------------------------------------------------------------------------------------------
Total assets                         4,389,937      2,249,041       4,719,046       2,939,423     12,068,273     266,844,173

LIABILITIES
Refunds to participants                      -              -               -               -              -         369,117
Accounts payable                             -              -               -               -              -         125,156
Forfeitures held                             -              -               -               -              -         285,854
                                   ------------------------------------------------------------------------------------------
Total liabilities                            -              -               -               -              -         780,127
                                    -----------------------------------------------------------------------------------------
Net assets available for benefits   $4,389,937     $2,249,041      $4,719,046      $2,939,423    $12,068,273    $266,064,046
                                   ==========================================================================================


                                                  FUND INFORMATION
--------------------------------------------------------------------------------------------------------------------------
                                                             ANDREW CORPORATION
     BARCLAYS                                                    STOCK FUND                  FIDELITY
                                                     ------------------------------------
      EQUITY         J.P. MORGAN       J.P. MORGAN          NON-                              EQUITY          FIDELITY
      INDEX          US SMALL CO.      DIVERSIFIED      PARTICIPANT       PARTICIPANT         INCOME           PURITAN
       FUND              FUND             FUND            DIRECTED         DIRECTED            FUND             FUND
--------------------------------------------------------------------------------------------------------------------------
 $     818,922       $   498,409       $   571,552     $  5,815,986     $     374,705    $     334,820       $   175,347

       183,438           116,964           126,437                -            73,704           66,800            36,443
--------------------------------------------------------------------------------------------------------------------------
     1,002,360           615,373           697,989        5,815,986           448,409          401,620           211,790
             -             8,299            34,034                -                 -          734,759         1,051,797
             -                 -                 -                -                 -                -                 -
    (1,382,699)       (1,291,198)         (648,072)     (11,493,158)       (3,891,312)          33,352          (251,703)
--------------------------------------------------------------------------------------------------------------------------
    (1,382,699)       (1,282,899)         (614,038)     (11,493,158)       (3,891,312)         768,111           800,094
--------------------------------------------------------------------------------------------------------------------------
      (380,339)         (667,526)           83,951       (5,677,172)       (3,442,903)       1,169,731         1,011,884
       (90,653)          (10,845)          (46,061)        (729,213)         (120,878)        (732,660)         (735,013)
          (583)             (574)             (844)               -               (50)          (4,619)           (3,047)
--------------------------------------------------------------------------------------------------------------------------
       (91,236)          (11,419)          (46,905)        (729,213)         (120,928)        (737,279)         (738,060)
    12,319,267         5,514,457         8,644,141       43,452,458        15,158,462          (51,007)        1,488,038
--------------------------------------------------------------------------------------------------------------------------
    11,847,692         4,835,512         8,681,187       37,046,073        11,594,631          381,445         1,761,862
             -                 -                 -                -                 -       10,076,837         6,715,652
--------------------------------------------------------------------------------------------------------------------------
 $  11,847,692       $ 4,835,512       $ 8,681,187     $ 37,046,073     $  11,594,631    $  10,458,282       $ 8,477,514
==========================================================================================================================

                                                FUND INFORMATION
-------------------------------------------------------------------------------------------------------
                                                                           FIDELITY
                       FIDELITY         FIDELITY          FIDELITY        RETIREMENT         FIDELITY
     FIDELITY        INTERMEDIATE      RETIREMENT          ASSET          GOVERNMENT         MANAGED
     MAGELLAN            BOND            GROWTH           MANAGER        MONEY MARKET         INCOME
       FUND              FUND             FUND              FUND             FUND              FUND
-------------------------------------------------------------------------------------------------------
   $   520,153      $          -      $          -     $          -      $          -     $           -
       117,686                 -                 -                -                 -                 -
-------------------------------------------------------------------------------------------------------
       637,839                 -                 -                -                 -                 -
       922,242           156,823           710,159          194,486           228,447           139,846
             -                 -                 -                -                 -                 -
        14,484            13,210           771,244          163,735                 -                 -
-------------------------------------------------------------------------------------------------------
       936,726           170,033         1,481,403          358,221           228,447           139,846
-------------------------------------------------------------------------------------------------------
     1,574,565           170,033         1,481,403          358,221           228,447           139,846
      (746,573)         (457,994)         (301,001)        (345,855)       (2,646,546)         (327,472)
        (7,272)                -                 -                -                 -                -
-------------------------------------------------------------------------------------------------------
      (753,845)         (457,994)         (301,001)        (345,855)       (2,646,546)         (327,472)
     1,822,551        (2,200,346)       (5,570,339)      (2,261,407)       (2,300,947)       (2,751,797)
-------------------------------------------------------------------------------------------------------
     2,643,271        (2,488,307)       (4,389,937)      (2,249,041)       (4,719,046)       (2,939,423)
    11,493,567         2,488,307         4,389,937        2,249,041         4,719,046         2,939,423
-------------------------------------------------------------------------------------------------------
   $14,136,838      $          -      $          -     $          -      $          -     $           -
=======================================================================================================

                  FUND INFORMATION
---------------------------------------------------
   COLLECTIVE
      TRUST             LOAN
      FUND              FUND             TOTAL
---------------------------------------------------
$            -    $           -     $  13,963,857
             -
     5,030,313                -         5,402,897
---------------------------------------------------
     5,030,313                -        19,366,754
     2,727,749                -         7,858,194
        35,058          923,530           958,588
   (40,006,634)               -       (63,858,435)
---------------------------------------------------
   (37,243,827)         923,530       (55,041,653)
---------------------------------------------------
   (32,213,514)         923,530       (35,674,899)
   (16,431,473)        (378,141)      (26,209,429)
       (35,101)               -           (56,471)
---------------------------------------------------
   (16,466,574)        (378,141)      (26,265,900)
  (160,243,875)        (834,806)                -
---------------------------------------------------
  (208,923,963)        (289,417)      (61,940,799)
   208,923,963       12,068,273       266,064,046
---------------------------------------------------
$            -    $  11,778,856     $ 204,123,247
===================================================


                                                                EIN 36-2092797
                                                                     Plan #001


                           Andrew Profit Sharing Plan

                       Statement of Changes in Net Assets
                 Available for Benefits, With Fund Information

                         Year ended September 30, 1998

                                                                            FUND INFORMATION
                                    -----------------------------------------------------------------------------------------------

                                        BENHAM          PIMCO           PIMCO            ACI            ACI                ACI
                                        STABLE          TOTAL          MID-CAP         EQUITY         INCOME &        INTERNATIONAL
                                         ASSET          RETURN          GROWTH         INCOME          GROWTH            GROWTH
                                         FUND            FUND            FUND           FUND            FUND              FUND
                                    -----------------------------------------------------------------------------------------------
Additions
Contributions:
   Andrew Corporation and
     subsidiaries                   $  1,162,228    $   281,861    $   748,671    $     665,738     $  1,566,073       $   429,392
   Participants                       (1,149,292)        55,356        167,127          142,330          340,336            95,255
                                    -----------------------------------------------------------------------------------------------
                                          12,936        337,217        915,798          808,068        1,906,409           524,647

Investment income:
   Dividend and interest income          598,032        151,193              -           87,953          112,375                 -
   Interest from loans to
     participants                              -              -              -                -                -                 -
   Net realized and unrealized
     (depreciation) appreciation in
     fair value of investments                 -        268,642     (1,736,157)        (847,627)      (2,494,966)       (1,079,576)
                                    -----------------------------------------------------------------------------------------------
                                         598,032        419,835     (1,736,157)        (759,674)      (2,382,591)       (1,079,576)
                                    -----------------------------------------------------------------------------------------------
                                         610,968        757,052       (820,359)          48,394         (476,182)         (554,929)

Deductions
Benefits paid to terminated
   and retired participants           (1,947,383)       (24,067)       (17,005)         (55,513)         (50,529)          (14,554)
Administrative expense                    (1,389)          (233)          (658)            (606)          (1,052)             (443)
                                    -----------------------------------------------------------------------------------------------
                                      (1,948,772)       (24,300)       (17,663)         (56,119)         (51,581)          (14,997)
Net interfund transfers               28,262,360      8,077,409     10,752,547       10,324,698       24,222,098         6,176,038
                                    -----------------------------------------------------------------------------------------------
Net increase (decrease)               26,924,556      8,810,161      9,914,525       10,316,973       23,694,335         5,606,112
Net assets available for benefits
   at beginning of year                        -              -              -                -                -                 -
                                    -----------------------------------------------------------------------------------------------
Net assets available for benefits
    at end of year                  $ 26,924,556    $ 8,810,161    $ 9,914,525    $  10,316,973     $ 23,694,335       $ 5,606,112
                                    ===============================================================================================

                                                                EIN 36-2092797
                                                                     Plan #001

                           Andrew Profit Sharing Plan

                       Statement of Changes in Net Assets
                 Available for Benefits, With Fund Information

                         Year ended September 30, 1997

                                                                            FUND INFORMATION
                                    ------------------------------------------------------------------------------------------

                                                          FIDELITY                                            FIDELITY
                                       COLLECTIVE          EQUITY          FIDELITY          FIDELITY       INTERMEDIATE
                                          TRUST            INCOME           PURITAN          MAGELLAN           BOND
                                          FUND              FUND             FUND              FUND             FUND
                                    ------------------------------------------------------------------------------------------
Additions-
Contributions:
   Andrew Corporation and
     subsidiaries contributions        $ 10,895,272      $         -        $        -      $         -        $        -

   Participant                            7,605,987                -                 -                -                 -
                                    ------------------------------------------------------------------------------------------
                                         18,501,259                -                 -                -                 -

Investment income:
   Interest and dividend income           2,595,238          454,804           403,873          334,500           147,261
   Interest from loans to                    44,769                -                 -                -                 -
     participants
   Miscellaneous income                       6,515                -                 -                -                 -
   Net realized and unrealized
     (depreciation) appreciation in
     fair value of investments          (27,277,545)       2,251,581         1,028,481        2,931,613            28,831
                                    ------------------------------------------------------------------------------------------
                                        (24,631,023)       2,706,385         1,432,354        3,266,113           176,092
                                    ------------------------------------------------------------------------------------------
Total additions                          (6,129,764)       2,706,385         1,432,354        3,266,113           176,092

Deductions
Benefits paid to terminated and
   retired participants                  26,953,668         (643,179)         (107,297)        (951,233)          (14,851)
Administrative expense                      479,502           (1,361)           (2,498)          (1,260)           (1,241)
                                    ------------------------------------------------------------------------------------------
                                         27,433,170         (644,540)         (109,795)        (952,493)          (16,092)
Net interfund transfers                  (3,647,490)       2,086,887           392,372       (1,598,348)           50,653
                                    ------------------------------------------------------------------------------------------
Net increase (decrease)                 (37,210,424)       4,148,732         1,714,931          715,272           210,653
Net assets available for benefits
   at beginning of year                 246,134,387        5,928,105         5,000,721       10,778,295         2,277,654
                                    ------------------------------------------------------------------------------------------
Net assets available for benefits
   at end of year                      $208,923,963      $10,076,837        $6,715,652      $11,493,567        $2,488,307
                                    ==========================================================================================



                                                                        FUND INFORMATION
                                    ------------------------------------------------------------------------------------------
                                                                    FIDELITY
                                     FIDELITY        FIDELITY      RETIREMENT       FIDELITY
                                    RETIREMENT        ASSET        GOVERNMENT       MANAGED
                                      GROWTH         MANAGER      MONEY MARKET       INCOME          LOAN
                                       FUND            FUND           FUND            FUND           FUND           TOTAL
                                    ------------------------------------------------------------------------------------------

Additions-
Contributions:
   Andrew Corporation and
     subsidiaries contributions      $        -     $        -      $        -      $        -     $         -    $ 10,895,272
                                                                                                             -
   Participant                                -              -               -               -               -       7,605,987
                                    ------------------------------------------------------------------------------------------
                                              -              -               -               -               -      18,501,259

Investment income:
   Interest and dividend income         431,086        168,210         256,074         161,918               -       4,952,964
   Interest from loans to                     -              -               -               -         883,454         928,223
     participants
   Miscellaneous income                       -              -               -               -               -           6,515
   Net realized and unrealized
     (depreciation) appreciation in
     fair value of investments          578,988        328,885               -               -               -     (20,129,166)
                                    ------------------------------------------------------------------------------------------
                                      1,010,074        497,095         256,074         161,918         883,454     (14,241,464)
                                    ------------------------------------------------------------------------------------------
Total additions                       1,010,074        497,095         256,074         161,918         883,454       4,259,795

Deductions
Benefits paid to terminated and
   retired participants                (386,673)      (209,716)     (2,954,085)       (145,430)              -      32,366,132
Administrative expense                     (124)          (394)         (2,539)           (334)              -         489,253
                                    ------------------------------------------------------------------------------------------
                                       (386,797)      (210,110)     (2,956,624)       (145,764)              -      32,855,385
Net interfund transfers                 (45,450)      (137,425)      2,591,219         566,494        (258,912)              -
                                    ------------------------------------------------------------------------------------------
Net increase (decrease)                 577,827        149,560        (109,331)        582,648         624,542     (28,595,590)
Net assets available for benefits
   at beginning of year               3,812,110      2,099,481       4,828,377       2,356,775      11,443,731     294,659,636
                                    ------------------------------------------------------------------------------------------
Net assets available for benefits
   at end of year                    $4,389,937     $2,249,041      $4,719,046      $2,939,423     $12,068,273    $266,064,046
                                    ==========================================================================================

See notes to financial statements.

                           Andrew Profit Sharing Plan

                          Notes to Financial Statements

                     Years ended September 30, 1998 and 1997


1.  DESCRIPTION OF THE PLAN

GENERAL

The following description of the Andrew Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provision.

The Plan is a defined-contribution plan covering certain United States employees of Andrew Corporation and subsidiaries (the Company). An employee becomes eligible to participate in the Plan on the first day of the calendar quarter after completing 514 hours of service. Effective July 1, 1998, an employee becomes eligible to participate in the Plan after completing 90 days of continuous service. The Plan was established to afford employees an opportunity to share in the Company's profits and to save systematically.

CONTRIBUTIONS

The Company's profit-sharing contribution is to be made from current earnings in accordance with the Plan agreement and approval by the Board of Directors of the Company. In addition, the Company matches amounts contributed by participants subject to limitation by the Plan agreement (see below). However, in accordance with the Tax Reform Act of 1986, the total amount contributed to the Plan by a participant cannot exceed the lesser of 25% of compensation or the Internal Revenue Code (IRC) limit.

Each participant's combined maximum contribution under the Plan is 15% of annual gross earnings unless the participant's annual gross pay exceeds $80,000 in 1998 and $66,000 in 1997, in which case the maximum is limited to 10% of gross pay. Participants with over two full years of service with the Company who contribute 3% or more of their gross earnings receive a Company matching contribution also equal to 3% of their gross earnings.

INVESTMENT OPTIONS

Effective July 1, 1998, participants may elect to contribute to thirteen investment fund options. There are no restrictions on interfund transfers except for those involving Andrew Corporation common stock. These transfers are limited to once per quarter.

                           Andrew Profit Sharing Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

The following are descriptions of the investment options:

CORE INVESTMENT CHOICES

- BENHAM STABLE ASSET FUND - Seeks to protect principal from market volatility, yield higher than money market, and predictable annual return.

- PIMCO TOTAL RETURN FUND - Seeks total returns consistent with preservation of capital. The Fund invests at least 65% of assets in debt securities, and may invest up to 20% in securities dominated in foreign currency. The portfolio duration ranges three to six years.

- PIMCO MID CAP GROWTH FUND - Seeks capital growth, invests in common stocks of mid-cap companies that the investors judge to have improving fundamentals and modest valuations.

- AMERICAN CENTURY EQUITY INCOME FUND - Seeks current income with capital appreciation as a secondary objective. Seeks to exceed the yield of securities comprising the S&P 500 Composite Index.

- AMERICAN CENTURY INCOME & GROWTH FUND - Seeks to provide dividend growth, current income, and capital appreciation by investing in common stocks. Seeks a total return and dividend yield that exceed those of the S&P 500.

- AMERICAN CENTURY-TWENTIETH CENTURY INTERNATIONAL GROWTH FUND - Seeks capital growth over time. Invests in common stocks of foreign companies.

- BARCLAYS GLOBAL INVESTORS EQUITY INDEX FUND - Invests to match the performance of the S&P 500 Index by investing in most of the same common stocks.

- J.P. MORGAN US SMALL COMPANY FUND - Seeks to provide a high total return by investing in a portfolio of equity securities. Seeks to outperform the Russell 2500 Index.

- J.P. MORGAN DIVERSIFIED FUND - Seeks high total returns, invests approximately 65% in equities and 35% in fixed income securities.

                           Andrew Profit Sharing Plan

1.   DESCRIPTION OF THE PLAN (CONTINUED)

- ANDREW CORPORATION STOCK FUND-FIXED/TRADING ACCOUNTS - Seeks increased stockholder value. Participants under age 55 are required to participate in the Fixed Account which is a nonparticipant directed account. Additionally, 50% of profit-sharing contributions are directed towards this account. Participants must hold these investments until they are 55. The trading account is the participant directed portion of the stock fund.

NON-CORE INVESTMENT CHOICES (ALTERNATIVE INVESTMENT CHOICE THAT REQUIRES $50
  ANNUAL INVESTMENT FEE PER FUND)

- FIDELITY EQUITY-INCOME FUND - Seeks income and capital appreciation. Invests in at least 65% of assets in income-producing equity securities and the balance in all types of domestic and foreign securities.

- FIDELITY PURITAN FUND - Seeks income consistent with preservation of capital. Invests in a diversified array of high-yielding securities.

- FIDELITY MAGELLAN FUND - Seeks capital appreciation. Invests in common stocks and convertible securities with up to 20% of assets invested in debt securities.

Prior to July 1, 1998, the Plan maintained three funds, The Collective Trust Fund, the Fidelity Investment Fund, and the Loan Fund. Company and participant contributions were directed to the Collective Trust Fund. Participants under age 55 could transfer up to 50% of their unencumbered Collective Trust Fund account balances to the Fidelity Investment Funds (comprised of eight separate funds); participants over age 55 could transfer 100% of their unencumbered account balances. The Trustees designated that a participant could make only one transfer between funds per Plan fiscal year; however, this limitation was subject to change at the Trustees' discretion. Additionally, each participant could at any time during the year and as often as desired without limit, transfer amounts between any combination of the eight available Fidelity Investment Funds.

INDIVIDUAL PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of: a) the Company's contributions, b) Plan earnings, and c) forfeited balances of terminated participants' nonvested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                           Andrew Profit Sharing Plan

PARTICIPANT NOTES RECEIVABLE

A participant may borrow from the Plan at terms deemed appropriate by the Trustees. Loan amounts may not exceed limitations specified by the Trust agreement and by the Tax Reform Act of 1986. Generally, loans are repayable within five years, and a participant's total outstanding loan balance is limited to the lesser of $50,000 or one-half of the participant's vested equity reduced by the participant's highest loan balance during the preceding 12 months. Interest on loans paid to the Plan is allocated to borrowers through the Loan Fund at rates in effect at the time of the loan. Effective July 1, 1998, a loan application fee of $50 was put into effect.

PAYMENT OF BENEFITS

Upon the retirement or death of a participant, distribution to the participant or the participant's beneficiary may be made in a lump sum, in approximate equal installments over a reasonable period, or by purchase of an annuity contract from one or more life insurance companies, subject to certain limitations. The annuity distribution option was discontinued for new participants subsequent to January 1, 1998.

VESTING

Participants who leave the Company prior to retirement or disability receive the full amount of their contributions and earnings thereon up to the date on which such resignation or discharge occurs. In addition, participants receive the entire amount of Company contributions, earnings thereon, and forfeitures credited to them if the participants have five or more years of service with the Company. Participants with less than five years of service receive 20% of the Company contributions, earnings thereon, and forfeitures credited to them for each year of service. The reduction resulting from less than five full calendar years' service is defined as a forfeiture and is subsequently reallocated to the remaining participants in the Plan as of the next succeeding year-end.

2.  SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan's fiscal year; securities traded in over-the-counter markets and listed securities for which no sale was

                           Andrew Profit Sharing Plan

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

reported on that date are valued at the last reported bid price. Participation units in common trust funds are carried at fair value as reported by the respective fund trustees. Investments in mutual funds are stated at fair value, using quoted market prices of underlying investments. Money market accounts are carried at cost, which equals fair value.

Loans to participants are stated at principal amount outstanding, which approximates fair value.

ADMINISTRATIVE EXPENSES

All costs and expenses incurred with regard to independent fund managers and purchase and sale of investments are borne by the Plan. Administrative and general expenses, principally payroll costs of Plan administration, are borne by the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain reclassifications have been made on the prior year's financial statements to conform to the 1998 presentation.

RELATED PARTY TRANSACTION

On June 30, 1998, the Company purchased from the Plan 1,664,826 shares of Andrew Corporation common stock at the June 30, 1998 average high/low price per share of $18.344 per share. The total sale was $30,539,568.

                           Andrew Profit Sharing Plan

3.  INVESTMENTS

The Plan's investments (including investments bought, sold, and held during the fiscal year) (depreciated)/appreciated in fair value in 1998 and 1997, as follows:

                                           NET REALIZED
                                          AND UNREALIZED
                                          (DEPRECIATION)
                                           APPRECIATION
                                           IN FAIR VALUE        FAIR VALUE
                                             DURING YEAR        AT YEAR-END
                                          ----------------------------------
Year ended September 30, 1998:
   Andrew Corporation common stock        $ (55,391,104)       $  42,450,013
   Mutual Funds                              (8,467,331)         110,168,193
   Money market funds                                 -           26,924,384
                                          ----------------------------------
                                          $ (63,858,435)        $179,542,590
                                          ==================================

Year ended September 30, 1997:
   Andrew Corporation common stock        $ (34,879,215)        $129,425,539
   Other corporate common stock               7,601,670           66,774,356
   Fidelity Investment Funds                  7,148,379           45,071,810
   Money market funds                                 -            1,065,097
                                          ----------------------------------
                                          $ (20,129,166)        $242,336,802
                                          ==================================

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                     SEPTEMBER 30
                                               1998                 1997
                                          ----------------------------------
Andrew Corporation common stock
   (1998 - 3,200,049 shares;
   1997 - 4,942,264 shares)               $  42,450,012         $129,425,539
LaSalle National Trust
   Pooled Trust Fund                                  -           14,581,778
Northern Trust Collective
  Government Short-Term Investment Fund
                                                      -           52,192,578
Fidelity Magellan Fund                       13,616,685                    -
American Century Income & Growth Fund        22,128,262                    -
Benham Stable Asset Fund                     26,924,834                    -
Barclay's Equity Index Fund                  11,028,770                    -

                           Andrew Profit Sharing Plan

4.  PLAN TERMINATION

The Company has the right to amend or alter the Plan or discontinue it by giving written notice of intention to do so to the Trustees prior to the last day of the Plan year for which such discontinuance becomes effective. In the event of Plan termination, participants will become 100% vested in their accounts.

5.  COMMON STOCK SPLIT

On March 11, 1997, the Company split its common stock, three shares for two, for holders of record on February 25, 1997. Accordingly, the cost basis of the common stock held by the Plan was adjusted.

6.  INCOME TAX STATUS

The Internal Revenue Service ruled on December 29, 1995, that the Plan qualifies under section 401(a) of the IRC, and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

7.  YEAR 2000 ISSUE (UNAUDITED)

The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and is in the process of converting critical data processing systems. They are also determining whether third-party service providers have recoverable plans in place to become Year 2000 compliant. The Company does not expect this project to have a significant effect on Plan operations.

                             Supplemental Schedules

                                                              EIN 36-2092797
                                                                   Plan #001

                           Andrew Profit Sharing Plan

           Line 27a - Schedule of Assets Held for Investment Purposes

                               September 30, 1998


                                     DESCRIPTION OF                    CURRENT
IDENTITY OF ISSUE                      INVESTMENT        COST           VALUE
--------------------------------------------------------------------------------

COMMON STOCK
ANDREW CORPORATION*
Fixed - Nonparticipant directed   2,356,089 shares  $  1,001,244   $  31,230,087
Trading - Participant directed      843,960 shares       358,605      11,219,926
                                                    ----------------------------
                                                       1,359,849      42,450,013

FIDELITY INVESTMENT FUNDS*
Puritan Fund                        457,924 shares     9,500,918      8,302,167
Magellan Fund                       139,629 shares    15,216,622     13,616,685
Equity Income Fund                  204,102 shares    11,552,302     10,123,462

PIMCO FUNDS
Total Return Fund                   769,008 shares     8,260,193      8,528,300
Mid Cap Growth Fund                 447,115 shares    10,780,367      9,165,854

AMERICAN CENTURY INVESTMENT
  FUNDS*
Equity Income Fund                1,500,969 shares    10,465,764      9,651,235
International Growth Fund           611,905 shares     6,230,460      5,176,720
Income & Growth Fund                888,328 shares    25,217,038     22,128,262

SEI TRUST
Benham Stable Asset Fund         26,924,384 shares    26,924,384     26,924,384

J.P. MORGAN FUNDS
Diversified Fund                    576,788 shares     8,739,612      8,109,635
U.S. Small Company Fund             201,632 shares     5,493,995      4,337,103

BARCLAYS GLOBAL INVESTORS
Equity Index Fund                   456,489 shares    12,375,648     11,028,770

LOANS TO PARTICIPANTS             Notes receivable
                                    (8.25%-8.5%)               -     11,778,856
                                                    ---------------------------
Total investments                                   $152,117,152   $191,321,446
                                                    ===========================

*Indicates party in interest to the Plan.

                                                                 EIN 36-2092797
                                                                      Plan #001

                           Andrew Profit Sharing Plan

                 Line 27d - Schedule of Reportable Transactions

                         Year ended September 30, 1998

                                                                                   PURCHASE        SELLING           COST
     IDENTITY OF PARTY INVOLVED                DESCRIPTION OF ASSETS                 PRICE          PRICE          OF ASSET
-----------------------------------------------------------------------------------------------------------------------------
Category (i) - Individual transactions in excess of 5% of plan assets
---------------------------------------------------------------------
American Century Investments        Income & Growth Fund                           $23,529,987   $          -      $23,529,987

The Northern Trust Company          Collective Government Short-Term Investment
                                       Fund                                                  -     24,687,449      24,687,449
                                                                                             -     29,120,831      29,120,831
                                                                                    29,120,831              -      29,120,831
                                                                                             -     29,121,883      29,121,883
LaSalle National Trust, N.A.        Money Market Fund                                        -     15,325,529      15,325,529
SEI Trust                           Benham Stable Asset Fund                        30,121,632              -      30,121,632
Andrew Corporation                  Andrew Corporation common stock                          -     30,539,568         231,410

Category (iii) - Series of transactions in excess of 5% of plan assets
----------------------------------------------------------------------

American Century Investments         Income & Growth Fund                           25,543,321              -      25,543,321
                                                                                             -        275,917         326,283
The Northern Trust Company           Collective Government Short-Term
                                       Investment Fund                              30,868,388              -      30,868,388
                                                                                             -     83,058,443      83,058,443
LaSalle National Trust, N.A.         Money Market Fund                                 851,769              -         851,769
                                                                                             -     15,433,545      15,433,545
Kemper Financial Services            Money Market Fund                              19,342,533              -      19,342,533
                                                                                             -     20,407,630      20,407,630
SEI Trust                            Benham Stable Asset Fund                       32,616,595              -      32,616,595
                                                                                             -      5,692,213       5,692,213
Fidelity Investments                 Retirement Growth Fund                         10,374,233              -      10,374,233
                                                                                             -     15,535,509      13,976,550
Fidelity Investments                 Retirement Government Money Market Fund
                                                                                     9,707,228              -       9,707,228
                                                                                             -     14,426,274      14,426,274
Fidelity Investments                 Equity Income Fund                             10,941,685              -      10,941,685
                                                                                             -     10,935,610       6,545,260
Andrew Corporation                   Andrew Corporation Common Stock                   920,471              -         920,471
                                                                                             -     32,832,812         250,736



                                      CURRENT VALUE
                                       OF ASSET ON
                                     TRANSACTION DATE      NET
     IDENTITY OF PARTY INVOLVED                        GAIN (LOSS)
----------------------------------------------------------------------
Category (i) - Individual transaction
-------------------------------------
American Century Investments            $23,529,987    $          -

The Northern Trust Company
                                         24,687,449               -
                                         29,120,831               -
                                         29,120,831               -
                                         29,121,883               -
LaSalle National Trust, N.A.             15,325,529               -
SEI Trust                                30,121,632               -
Andrew Corporation                       30,539,568      30,308,158

Category (iii) - Series of transactions in excess of 5% of plan assets
----------------------------------------------------------------------

American Century Investments             25,543,321               -
                                            275,917         (50,366)
The Northern Trust Company
                                         30,868,388               -
                                         83,058,443               -
LaSalle National Trust, N.A.                851,769               -
                                         15,433,545               -
Kemper Financial Services                19,342,533               -
                                         20,407,630               -
SEI Trust                                32,616,595               -
                                          5,692,213               -
Fidelity Investments                     10,374,233               -
                                         15,535,509       1,558,959
Fidelity Investments
                                          9,707,228               -
                                         14,426,274               -
Fidelity Investments                     10,941,685               -
                                         10,935,610       4,390,350
Andrew Corporation                          920,471               -
                                         32,832,812      32,582,076

There were no category (ii) or (iv) transactions during the year ended September 30, 1998.

                         Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement on Form S-8. (File No. 333-57273) pertaining to the Andrew Profit Sharing Plan of Andrew Corp. of our report dated February 24, 1999, with respect to the financial statements and schedules of the Andrew Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended September 30, 1998.



Chicago, IL
March 25, 1999

                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




                                                ANDREW PROFIT SHARING PLAN


                                                By:
                                                   ------------------------



Date: